SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 Broadway, 32nd Floor
New York, NY 10006
Telephone: (212) 930-9700
Facsimile: (212) 930-9725

January 9, 2015
VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ajay Kodani

Re:           Solar3D, Inc.

Registration Statement on Form S-3
File No. 333-200541

Dear Mr. Kodani:

This letter sets forth the response of Solar3D, Inc., a Delaware corporation (the “Company”), to the verbal comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-3 filed on November 24, 2014. The Company has filed Amendment no. 1 to the registration statement on Form S-3 on December 23, 2014 which addresses the comments of the Staff. This supplements our response letter dated December 23, 2014.

1.             Tell us how you are eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1 to Form S-3.

Response:  An analysis as to how the Company is eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1 to Form S-3 was filed as correspondence on December 23, 2014.

2.             It appears that you are not eligible to rely on the Private Securities Litigation Reform Act. Please revise to remove such reference.

Response: The Company has removed the reference to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Please see page 14 of the S-3/A.

3.             Please include Exhibit 5.1 in your next amendment.

Response: We have filed the opinion of counsel as Exhibit 5.1 to the S-3/A.

4.             It appears that the acquisition of MDE Energy LLC reported in your Form 8-K filed on November 6, 2014 is more probable that not. Please tell us how you considered Rule 8-04 in evaluating whether financial statements of MDE Energy LLC should be filed.

Response: The Company analyzed the contemplated acquisition of MDE Energy, LLC (“MDE”) as disclosed in its Form 8-K filed on November 6, 2014 to ensure compliance with Rule 8-04 of Regulation S-X and has filed an amendment to its Form 8-K on January 7, 2015, which included the financial statements of MDE and proforma financial statements of the Company and MDE.

  Should you have any questions or comments with respect to the foregoing, please contact the undersigned  at 212-930-9700.

Sincerely yours,

/s/ Marcelle S. Balcombe

Marcelle S. Balcombe

cc: James Nelson